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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022923

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FN 6/10/02

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

COMPANY NAME: SARATOGA 21ST LTD

NAME OF BROKER-DEALER: DBA PURSHE KAPLAN STERLING INVESTMENTS

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 CORPORATE WOODS BLVD
(No. and Street)

ALBANY (City) NEW YORK (State) 12211 (Zip Code)

RECD S.E.C.
JUN 05 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. PETER PURCELL CEO 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SLOCUM DEANGELUS & ASSOCIATES PC
(Name – *if individual, state last, first, middle name*)

974 ALBANY SHAKER ROAD (Address) LATHAM (City) NEW YORK (State) 12211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

5/25/02 DK-VF 6-24-02

OATH OR AFFIRMATION

I, J. PETER PURCELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PURSHE KAPLAN STERLING INVESTMENTS, as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

--none--

KATHERINE M. WINN (Flouton)
Notary Public, State of New York
No. 01WI5068617
Qualified in Schenectady County
Commission Expires Nov. 4, 02

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING

FINANCIAL STATEMENTS

MARCH 31, 2002 AND 2001

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.393.1395 • FAX: 518.393.1392
E-MAIL: ldd@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY PRINCIPAL
LAWRENCE D. DICOCCO

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Saratoga 21st, Ltd.
d/b/a Purshe Kaplan Sterling
Albany, New York

We have audited the accompanying statement of financial condition of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling (a New York corporation) as of March 31, 2002, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling as of March 31, 2001, were audited by other auditors whose report dated April 23, 2001, expressed an unqualified opinion on those statements. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga 21st, Ltd. d/b/a Purshe Kaplan Sterling as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Slocum, DeAngelus & Associates, P.C.

April 24, 2002
Albany, New York

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 63,540	$ 87,105
Receivables -		
Clearing broker	89,509	66,065
Direct commissions	34,673	49,279
Other	5,844	1,500
Prepaid expenses	1,234	1,164
Prepaid income taxes	-0-	13,835
Total current assets	194,800	218,948
CASH DEPOSITED WITH CLEARING BROKER	50,000	50,000
SECURITY DEPOSIT	22,979	9,967
TOTAL ASSETS	$ 267,779	$ 278,915

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 122,221	$ 98,408
Income taxes payable	425	-0-
Total current liabilities	122,646	98,408
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	29,028	29,028
Retained earnings	106,105	141,479
Total stockholder's equity	145,133	180,507
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 267,779	$ 278,915

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
REVENUES		
Principal trades	$ 1,629,793	$ 1,186,940
Mutual fund commissions	1,392,442	2,025,089
Agency commissions	312,605	403,131
Gross wrap fees	177,543	174,139
Interest income and other	18,330	24,983
Total revenues	3,530,713	3,814,282
Less – Sales adjustments	(53,472)	(93,325)
Total revenues, net	3,477,241	3,720,957
COST OF REVENUES (Supplementary schedule)	2,260,073	2,548,022
GROSS PROFIT	1,217,168	1,172,935
OPERATING EXPENSES		
Facilities, service and management	515,321	468,163
Rent	249,634	237,897
Administrative payroll and benefits	382,333	380,256
General and administrative (Supplementary schedule)	104,829	89,555
Total operating expenses	1,252,117	1,175,871
NET INCOME (LOSS) FROM OPERATIONS	(34,949)	(2,936)
PROVISION FOR TAXES	425	425
NET INCOME (LOSS)	$ (35,374)	$ (3,361)

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance March 31, 2000	$ 10,000	$ 29,028	$ 144,840	$ 183,868
Net income (loss)	-	-	(3,361)	(3,361)
Balance March 31, 2001	$ 10,000	$ 29,028	$ 141,479	$ 180,507
Net income (loss)	-	-	(35,374)	(35,374)
Balance March 31, 2002	$ 10,000	$ 29,028	$ 106,105	$ 145,133

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

CASH FLOWS FROM OPERATING ACTIVITIES	2002	2001
Net income (loss)	$ (35,374)	$ (3,361)
Adjustments to reconcile net income to net cash provided by operations:		
(Increase) decrease in:		
Receivables -		
Clearing broker	(23,444)	81,165
Direct commissions	14,606	(32,929)
Other	(4,344)	(1,500)
Prepaid expenses	(70)	28,833
Prepaid income taxes	13,835	(13,835)
Deposits	(13,012)	-0-
Increase (decrease) in:		
Accounts payable and accrued expenses	23,813	(26,043)
Income tax payable	425	(16,891)
Due to parent company	-0-	(44,676)
Net cash provided (used) by operating activities	$ (23,565)	$ (29,237)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (23,565)	$ (29,237)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	87,105	116,342
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 63,540	$ 87,105

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

INCOME TAXES PAID	2002	2001
Provision for income taxes per statement of income	$ 425	$ 425
Adjustments related to income tax payable	(14,260)	30,726
TOTAL INCOME TAXES PAID (REFUNDED)	$ (13,835)	$ 31,151

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
COST OF REVENUES		
Clearing and execution	$ 317,385	$ 278,205
Sales salaries	1,596,138	1,935,461
Payroll taxes and benefits	132,597	140,303
Retirement plan	38,701	45,361
Outside investment managers	102,511	80,040
Independent agent commissions	43,296	37,587
Fees and regulatory	29,445	31,065
Total cost of revenues	$ 2,260,073	$ 2,548,022
GENERAL AND ADMINISTRATIVE		
Communications and technology	$ 35,110	$ 31,433
Insurance	55,226	29,862
Office expense	7,733	6,819
Professional fees	5,075	19,900
Data processing	1,344	1,319
Bank fees	341	222
Total general and administrative	$ 104,829	$ 89,555

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Saratoga 21st, Ltd. d/b/a Purshe Kaplan Sterling, (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934. The Company clears all of its customers' transactions through National Financial Services, LLC, another registered broker/dealer, on a fully disclosed basis. The Company has deposited $ 50,000 pursuant to its clearing agreement with National Financial Services, LLC.

METHOD OF ACCOUNTING

Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund balances of $ 16,293 and $ 36,161 were on hand as of 2002 and 2001, respectively.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

CHANGE IN PRESENTATION

Certain balances for the year ended March 31, 2001 have been reclassified to conform with the 2002 presentation with no effect on net income.

(2) INCOME TAXES

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2002 and 2001 are as follows:

	2002	2001
Current tax expense	$ 425	$ 425
Provision for income taxes	$ 425	$ 425

(2) INCOME TAXES (CONTINUED)

The Company has net operating losses of $ 38,735 available to reduce future taxable income. Such tax benefits expire in 2017. The Company has not recorded any deferred tax assets related to this loss carryforward. Such benefit, amounting to approximately $ 15,000, will be recorded when realized.

(3) COMMITMENTS

The Company is headquartered in Albany, New York, and maintains other branch offices in New York State. All premises of business are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Current Annual Rent
Albany, New York	October 31, 2001	$ 223,261
Middletown, New York	February 28, 2007	60,566
Argyle, New York	July 31, 2002	12,600
		$ 296,427

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2003	$ 288,027
2004	190,799
2005	60,799
2006	63,384
2007	58,102

(4) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $ 38,701 and $ 45,361 in 2002 and 2001, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its parent company fees to cover management and other costs that the parent incurs on the Company's behalf. The total fees charged to the Company amounted to $ 515,321 and $ 438,163 in 2002 and 2001, respectively.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $ 5,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

(6) NET CAPITAL REQUIREMENTS (CONTINUED)

	2002	2001
Computed net capital	$ 103,003	$ 146,686
Aggregate indebtedness	119%	67%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 100,000. Lines of credit with a principal stockholder of the Company's parent are in place to assure compliance with this requirement.

(7) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

As of March 31, 2002 and 2001, the Company had no liabilities subordinated to the claims of creditors. As a result, the accompanying financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of Creditors.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased ("short sales").

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.393.1395 • FAX: 518.393.1392
E-MAIL: ldd@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY PRINCIPAL
LAWRENCE D. DICOCCO

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Saratoga 21st, Ltd.
d/b/a Purshe Kaplan Sterling
Albany, New York

We have audited the accompanying financial statements of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling as of and for the year ended March 31, 2002, and have issued our report thereon dated April 24, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The financial statements of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling as of March 31, 2001 were audited by other auditors whose report dated April 23, 2001, expressed that the financial statements were fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 24, 2002
Albany, New York

Slocum De Angelus & Associates, PC

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

	2002	2001
Total stockholder's equity	$ 145,133	$ 180,507
Deductions - Non-allowable assets		
Commissions receivable, outstanding over 30 days	10,747	5,632
Other receivables	5,844	1,500
Prepaid items	-0-	13,835
Security deposit	22,979	9,967
Funds reserved for regulatory fees	1,234	1,164
Total deductions	40,804	32,098
Net capital before haircuts on money market accounts	104,329	148,409
Haircuts on money market accounts	1,326	1,723
Net capital	103,003	146,686
Net capital requirement (Based on aggregate indebtedness if greater than $ 5,000)	8,176	6,561
Excess net capital	$ 94,827	$ 140,125

AGGREGATE INDEBTEDNESS

	2002	2001
Accounts payable and accrued expenses	$ 122,221	$ 98,408
Income tax payable	425	-0-
Total aggregate indebtedness	$ 122,646	$ 98,408
Ratio of aggregate indebtedness to net capital	1.19 to 1	0.67 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of March 31, 2002)

	2002	2001
Net capital, as reported in Company's Report	$ 103,003	$ 146,686
Differences	-0-	-0-
Net capital under Rule 15c 3-1, audited	$ 103,003	$ 146,686

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.393.1395 • FAX: 518.393.1392
E-MAIL: ldd@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY PRINCIPAL
LAWRENCE D. DICOCCO

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Saratoga 21st, Ltd.
d/b/a Purshe Kaplan Sterling
Albany, New York

In planning and performing our audits of the financial statements of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling (the "Company") for the years ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Saratoga 21st, Ltd. d/b/a Purshe Kaplan Sterling was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives. The financial statements of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling, were audited by other auditors whose report dated April 23, 2001, states that the Company's practices and procedures were adequate at March 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Slocum DeAngelus & Associates, P.C.

April 24, 2002
Albany, New York